UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009292

February 4, 2004

J. Christopher Clifton
Assistant Counsel
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272-0001

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/4/2004

Re: PPG Industries, Inc.

Dear Mr. Clifton:

This is in regard to your letter dated February 2, 2004 concerning the shareholder proposal submitted to PPG by the International Brotherhood of Teamsters General Fund for inclusion in PPG's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that PPG therefore withdraws its January 22, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Keir Devon Gumbs
Special Counsel

PROCESSED
MAR 08 2004
THOMSON
FINANCIAL

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001-2198

79879

PPG Industries

PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272-0001 USA

Telephone: (412) 434-3312
Facsimile: (412) 434-2490
Email: cclifton@ppg.com

J. Christopher Clifton
Assistant Counsel
Corporate Law Department

RECEIVED
2004 JAN 23 PM 3: 12
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 22, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal of the International Brotherhood of Teamsters General Fund

Ladies and Gentlemen:

PPG Industries, Inc. (referred to herein as the "Company," "PPG" or "we") has received a letter from the International Brotherhood of Teamsters General Fund (the "Proponent") containing a shareholder proposal (the "Proposal") for inclusion in the Company's proxy materials in respect of the Company's 2004 Annual Meeting of Shareholders (the "2004 Proxy Materials"). This letter is to inform you of our intention to exclude the Proposal from the 2004 Proxy Materials in reliance upon Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Specifically, we believe the Proposal may be excluded because, as further discussed below, (1) the Proponent submitted the Proposal after the deadline specified in our March 7, 2003 proxy statement for receipt of shareholder proposals eligible to be included in the 2004 Proxy Materials (Rule 14a-8(e)) and (2) the Proposal has already been substantially implemented by the Company (Rule 14a-8(i)(10)).

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin 14 (CF), enclosed herewith are five additional copies of this letter, six copies of the Proposal, and six copies of all other correspondence that has been exchanged between the Proponent and PPG. In addition, please be advised that, pursuant to Rule 14a-8(j), a copy of this letter together with a copy of each of the other enclosures described above is being mailed on the date hereof to the Proponent. Lastly, please be advised that we intend to file our definitive proxy statement and form of proxy in respect of our 2004 Annual Meeting of Shareholders on or after March 5, 2004. Because the Proponent submitted the Proposal on December 29, 2003, only sixty-seven (67) calendar days prior to the anticipated filing date of our 2004 Proxy Materials, we are unable to fully comply with Rule 14a-8(j) which would have otherwise required that this letter be submitted no later than eighty (80) calendar days before we file such materials with the Commission.

DISCUSSION:

The Proposal Was Not Received Before the Deadline (Rule 14a-8(e)).

As clearly stated in our March 7, 2003 proxy statement in respect of our 2003 Annual Meeting of Shareholders that was held on April 17, 2003, shareholder proposals for the 2004 Annual Meeting of Shareholders must have been received by the Secretary of the Company no later than November 7, 2003 to be eligible for inclusion in the 2004 Proxy Materials. Contrary to Rule 14a-8(e), the Proponent submitted the Proposal on December 29, 2003 – a full fifty-two (52) calendar days after the deadline and, as noted earlier, only sixty-seven (67) calendar days (as opposed to the 120 calendars days required under Rule 14a-8(e)) prior to the anticipated filing date of our 2004 Proxy Materials.

The Proposal Has Already Been Substantially Implemented (Rule 14a-8(i)(10)).

The Proposal requests that the following resolution be included in the 2004 Proxy Materials:

> "RESOLVED, that the shareholders of PPG Industries ("PPG" or "the Company") hereby request that PPG's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company."

As noted in PPG's response letter from Michael C. Hanzel to the Proponent dated the date hereof and enclosed herewith, PPG has publicly stated that, beginning with the year 2004, it will expense stock options in the Company's income statement, as the Proposal requests. Accordingly, we believe the Proposal has already been substantially implemented by the Company and may also be excluded pursuant to Rule 14a-8(i)(10).

CONCLUSION

We believe that the Proposal may be omitted from the 2004 Proxy Materials pursuant to Rule 14a-8(e) because it was not timely submitted and Rule 14a-8(i)(10) because the Proposal has already been substantially implemented by PPG. Accordingly, we hereby respectfully request your concurrence with our view that the Proposal is properly excludable and your assurance that enforcement action will not be recommended if we omit the Proposal from the 2004 Proxy Materials.

Thank you for your time and attention to this matter. We look forward to your response.

Yours very truly,

PPG INDUSTRIES, INC.

J. Christopher Clifton
Assistant Counsel

Enclosures

cc: C. Thomas Keegel, International Brotherhood of Teamsters

JCC:bjs

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO

OFFICE OF
C. THOMAS KEEGEL
GENERAL SECRETARY-TREASURER

December 29, 2003

BY FAX: 412.434.2490
BY UPS NEXT DAY

Mr. Michael C. Hanzel
Secretary and Corporate Counsel
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Dear Mr. Hanzel:

I hereby submit the following resolution on behalf of the International Brotherhood of Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2004 Annual Meeting.

The General Fund has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed please find relevant proof of ownership.

Any written communication should be sent to the below address via U.S. Postal Service, UPS, or Airborne, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to the Teamsters Corporate Governance Advisor, Jennifer O'Dell, at (202) 624-8981.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/lm
Enclosures

25 LOUISIANA AVENUE, N.W. • WASHINGTON, D.C. 20001-2198 • (202) 624-6800

Option Expensing Proposal

RESOLVED, that the shareholders of PPG Industries ("PPG" or "the Company") hereby request that PPG's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

STATEMENT OF SUPPORT: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report. (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings. We believe the proposal's 52.4% support from shareholders casting votes at the 2003 Annual Meeting reflects wide support for enhanced transparency in PPG's financial reporting.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive compensation at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation, and promote the pursuit of corporate strategies focused on short-term stock prices rather than long-term corporate value.

A recent Standard & Poor's report indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%.[1] "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." Globe and Mail, "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

[1] Expensing stock options would have decreased PPG's earnings for the years 1999, 2000 and 2001 by 4.3%, 3.6% and 6.1%, respectively.

Warren Buffett wrote in a New York Times Op-Ed piece on July 24, 2002:

> "There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings...
>
> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all CEO's have told their shareholders that options are cost-free...
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?"

This Fund, along with other Building Trades' Union Pension funds, sponsored this expensing proposal last proxy season and received majority votes at 26 companies, including Fluor, Calpine, Georgia-Pacific, U.S. Bancorp, Thermo Electron, and Apple Computer.

We urge a Vote **FOR** this proposal.

Amalgamated Bank

America's Labor Bank

December 19, 2003

PPG Industries, Inc.
Michael Hanzel
One PPG Place
Pittsburgh, PA 15272

Re: PPG - International Brotherhood of Teamsters General Fund

Dear Mr. Hanzel:

This letter confirms that the International Brotherhood of Teamsters General Fund currently holds 60 shares of PPG common stock, with a market value as of the date of this letter of $2,109.30. This client of the Amalgamated Bank has held this position in PPG common stock for more than one year. The fund intends to hold this position for at least one year longer.

The shares are held by The Amalgamated Bank, at the Depository Trust Company in our participant account #2352, as custodian for the International Brotherhood of Teamsters General Fund.

If you have any questions, please do not hesitate to call me at 212-620-8818.

Sincerely,

Leonard Colasuonno
Vice President

15 UNION SQUARE, NEW YORK, N.Y. [illegible] • (212) 255-6200
MEMBER FEDERAL DEPOSIT INSURANCE CORPORATION

PPG Industries

PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272-0001 USA

Telephone: (412) 434-2439
Fax: (412) 434-2490
hanzel@ppg.com

Michael C. Hanzel
Secretary and Corporate Counsel

January 22, 2004

Mr. C. Thomas Keegel
General Secretary – Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, N.W.
Washington, D.C. 20001-2198

Re: Shareholder Proposal

Dear Mr. Keegel:

We received your letter dated December 29, 2003 submitting a shareholder proposal under SEC Rule 14a-8, to be presented at the PPG's Annual Meeting. As stated on Page 20 of PPG's 2003 Proxy Statement, to be eligible for inclusion in the Company's Proxy Statement and Proxy Card for the 2004 Annual Meeting of Shareholders, shareholder proposals must have been received by the Company by November 7, 2003. Since your proposal was not received by that date, it will not be included in PPG's Proxy Statement and Proxy Card for the 2004 Annual Meeting.

Please also note that PPG has publicly stated that, beginning with the year 2004, it will expense stock options in the Company's income statement.

Sincerely,

Michael C. Hanzel

MCH:d

bcc: R. W. LeBoeuf
C. E. Bunch
J. C. Diggs
W. H. Hernandez
D. B. Atkinson

PPG Industries

PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272-0001 USA

Telephone: (412) 434-3312
Facsimile: (412) 434-2490
Email: cclifton@ppg.com

J. Christopher Clifton
Assistant Counsel
Corporate Law Department

RECEIVED
2004 FEB -3 PM 4:27
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 2, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Withdrawal of Shareholder Proposal of the International Brotherhood of Teamsters General Fund

Ladies and Gentlemen:

Reference is made to PPG Industries, Inc.'s ("PPG") request for no-action relief dated January 22, 2004 regarding a shareholder proposal (the "Proposal") of the International Brotherhood of Teamsters General Fund (the "Proponent"). Please be advised that PPG's request for no-action relief is now moot, as the Proponent has withdrawn the Proposal. (A copy of the Proponent's notification to PPG withdrawing the Proposal is enclosed herewith for your reference.) Accordingly, please disregard PPG's no-action request letter dated January 22, 2004. Thank you for your time and attention to this matter.

Yours very truly,

PPG INDUSTRIES, INC.

J. Christopher Clifton
Assistant Counsel

Enclosure

cc: C. Thomas Keegel, International Brotherhood of Teamsters

JCC:bjs

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO

OFFICE OF
C. THOMAS KEEGEL
GENERAL SECRETARY-TREASURER

January 28, 2004

BY FAX: 412.434.2490
BY UPS NEXT DAY

Mr. Michael C. Hanzel
Secretary and Corporate Counsel
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Dear Mr. Hanzel:

I hereby withdraw the resolution submitted by the International Brotherhood of Teamsters General Fund, as the Company has agreed to the expensing of stock options beginning in 2004, which would substantially implement the action requested in the shareholder proposal.

Any further communications in regard to the withdrawal of this resolution should be sent via UPS, or U.S. Postal Service, as the International Brotherhood of Teamsters does not accept non-union delivery.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jo

25 LOUISIANA AVENUE, N.W. • WASHINGTON, D.C. 20001-2198 • (202) 624-6800